Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2012	2011	2010	2009	2008

Fixed charges:
Interest	$116,302	$103,229	$89,349	$81,860	$90,083
Amortization of fees	6,240	5,072	3,888	3,668	3,873
Interest capitalized	498	438	10	5	92

Fixed charges	$123,040	$108,739	$93,247	$85,533	$94,048

Income from continuing operations	$145,302	$144,625	$115,201	$112,596	$100,979
Plus fixed charges	123,040	108,739	93,247	85,533	94,048
Less interest capitalized	(498)	(438)	(10)	(5)	(92)

Earnings from continuing operations before fixed charges	$267,844	$252,926	$208,438	$198,124	$194,935
Divided by fixed charges	$123,040	$108,739	$93,247	$85,533	$94,048

Ratio of earnings from continuing operations to fixed charges	2.2	2.3	2.2	2.3	2.1

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.6	1.9	1.8	1.8	1.6

Preferred stock dividends	$40,918	$24,253	$24,253	$24,253	$24,253